UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

ARCHAEA ENERGY INC.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
03940F103
(CUSIP Number)
Naseem Sagati Aghili
Ares Management Corporation
2000 Avenue of the Stars, 12th Floor,
Los Angeles, California 90067
(310) 201-4165
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
 March 25, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d‑1(f) or §240.13d-1(g), check the following box:   □
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 03940F103	Page 2 of 24
1.	Name of Reporting Person
Aria Renewable Energy Systems LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
0%
14.	Type of Reporting Person
OO

SCHEDULE 13D

CUSIP No. 03940F103	Page 3 of 24
1.	Name of Reporting Person
United States Power Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
0%
14.	Type of Reporting Person
PN

.

SCHEDULE 13D

CUSIP No. 03940F103	Page 4 of 24
1.	Name of Reporting Person
EIF US Power III, LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
0%
14.	Type of Reporting Person
OO

SCHEDULE 13D

CUSIP No. 03940F103	Page 5 of 24
1.	Name of Reporting Person
EIF United States Power Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) □ X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
0%
14.	Type of Reporting Person
PN

SCHEDULE 13D

CUSIP No. 03940F103	Page 6 of 24
1.	Name of Reporting Person
EIF US Power IV, LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
0%
14.	Type of Reporting Person
OO

SCHEDULE 13D

CUSIP No. 03940F103	Page 7 of 24
1.	Name of Reporting Person
Ares EIF Management LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
0%
14.	Type of Reporting Person
OO

SCHEDULE 13D

CUSIP No. 03940F103	Page 8 of 24
1.	Name of Reporting Person
Ares Management LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) □ X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
1,877
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
1,877
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,877
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
**
14.	Type of Reporting Person
OO
**Less than 1%.

SCHEDULE 13D

CUSIP No. 03940F103	Page 9 of 24
1.	Name of Reporting Person
Ares Management Holdings L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
1,877
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
1,877
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,877
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
**
14.	Type of Reporting Person
PN
**Less than 1%.

SCHEDULE 13D

CUSIP No. 03940F103	Page 10 of 24
1.	Name of Reporting Person
Ares Holdco LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
1,877
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
1,877
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,877
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
**
14.	Type of Reporting Person
OO
**Less than 1%.

SCHEDULE 13D

CUSIP No. 03940F103	Page 11 of 24
1.	Name of Reporting Person
Ares Management Corp.
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
1,877
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
1,877
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,877
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
**
14.	Type of Reporting Person
CO
**Less than 1%.

SCHEDULE 13D

CUSIP No. 03940F103	Page 12 of 24
1.	Name of Reporting Person
Ares Voting LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
1,877
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
1,877
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,877
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
**
14.	Type of Reporting Person
OO
**Less than 1%.

SCHEDULE 13D

CUSIP No. 03940F103	Page 13 of 24
1.	Name of Reporting Person
Ares Management GP LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
1,877
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
1,877
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,877
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
**
14.	Type of Reporting Person
OO
**Less than 1%.

SCHEDULE 13D

CUSIP No. 03940F103	Page 14 of 24
1.	Name of Reporting Person
Ares Partners Holdco LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
1,877
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
1,877
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,877
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
**
14.	Type of Reporting Person
OO
**Less than 1%.

CUSIP No. 03940F103	Page 15 of 24

This Amendment No. 6 (this “Amendment No. 6”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on September 27, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on November 8, 2021, Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on November 24, 2021, Amendment No. 3 to the Original Schedule 13D filed by the Reporting Persons on December 13, 2021, Amendment No. 4 to the Original Schedule 13D filed by the Reporting Persons on December 15, 2021 and Amendment No. 5 to the Original Schedule 13D filed by the Reporting Persons on January 3, 2022 (“Amendment No. 5” and collectively with all previous amendments, the “13D Filing” and, together with this Amendment No. 6, the “Schedule 13D”). Except as amended in this Amendment No. 6, the 13D Filing remains in full force and effect. Terms defined in the 13D Filing are used in this Amendment No. 6 as so defined, unless otherwise defined in this Amendment No. 6.
Item 1.
Item 1 of the 13D Filing is hereby amended by deleting the second, third and fourth paragraphs thereunder.
Item 4.  Purpose of Transaction.
Item 4 of the Schedule 13D Filing is hereby amended to include the following information:
On March 22, 2022, Archaea Energy Inc. (the “Issuer”), Aria RES, as the selling stockholder (the “Selling Stockholder”), and Barclays Capital Inc. and Jefferies LLC, as representatives of the underwriters listed on Schedule I to the Underwriting Agreement (as defined below) (the “Underwriters”), entered into an underwriting agreement (the “Underwriting Agreement”) with respect to, among other things, the sale by Aria RES of up to 14,962,643 shares of Class A Common Stock, par value $0.0001 per share, of the Issuer pursuant to the Underwriting Agreement (the “Underwritten Offering”). Pursuant to the Underwriting Agreement, the Selling Stockholder agreed to sell 12,933,603 shares of Class A Common Stock to the Underwriters at a price of $17.04 per share (net of underwriting discounts and commissions). In addition, pursuant to the Underwriting Agreement, the Selling Stockholder granted the Underwriters an option to purchase up to an additional 1,949,040 shares of Class A Common Stock within 30 days following the date of the prospectus supplement relating to the Underwritten Offering at a price of $17.04 per share (net of underwriting discounts and commissions), which option was exercised by the Underwriters in full. The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text of the Underwriting Agreement, a copy of which is filed as Exhibit 15 hereto, and is incorporated by reference into this Item 4.

CUSIP No. 03940F103	Page 16 of 24
The sale of the Class A Common Stock pursuant to the Underwriting Agreement closed on March 25, 2022. Upon completion of the Underwritten Offering, the Ares Investor (as defined in the Stockholders’ Agreement), which includes the Reporting Persons, no longer held at least 50% of the Registrable Securities (as defined in the Stockholders’ Agreement) held by it on the Closing Date (as defined in the Stockholders’ Agreement). As a result, the Ares Investor no longer has board designation rights pursuant to the Stockholders’ Agreement and the term of the director designated by the Ares Investor to serve on the Board automatically ended. In addition, all unvested RSUs held by the director were automatically terminated and forfeited.
In connection with the Underwriting Agreement, on March 22, 2022, each of the Selling Stockholder, certain other stockholders and the directors and executive officers of the Issuer (collectively, the “Lock-Up Parties”) entered into a lock-up agreement with the Underwriters (the “Lock-Up Agreement”). Pursuant to the terms of the Lock-Up Agreement, the Selling Stockholder has agreed, with certain limited exceptions, not to (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or would be expected to, result in the disposition by any person at any time in the future of) any shares of Class A Common Stock (including, without limitation, shares of Class A Common Stock that may be deemed to be beneficially owned by the Selling Stockholder in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) and shares of Class A Common Stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for Class A Common Stock, except sales of the Class A Common Stock pursuant to the Underwriting Agreement, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Class A Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Class A Common Stock or other securities, in cash or otherwise, (3) make any demand for the filing of or exercise any right or cause to be confidentially submitted or filed, a registration statement, including any amendments thereto, with respect to the registration of any shares of Class A Common Stock or securities convertible into or exercisable or exchangeable for Class A Common Stock or any other securities of the Issuer, except for any registration on Form S-8, or any demands or requests for, exercises of any right with respect to, or taking of any action in preparation of, the registration by the Issuer under the Securities Act of 1933, as amended (the “Securities Act”), of a Lock-Up Party’s shares of Class A Common Stock, provided that no transfer of the Lock-Up Party’s shares of Class A Common Stock registered pursuant to the exercise of any such right and no registration statement shall be filed under the Securities Act with respect to any of the Lock-Up Party’s shares of Class A Common Stock during the Lock-Up Period (as defined below), or (4) publicly disclose the intention to do any of the foregoing for a period commencing on the date of the prospectus relating to the Underwritten Offering and ending on the 45th day after such date (the “Lock-Up Period”). The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Form of the Lock-Up Agreement, a copy of which is filed as Exhibit 16 hereto, and is incorporated by reference into this Item 4.
Item 5.  Interest in Securities of the Issuer
Item 5 of the 13D Filing is hereby amended and restated in its entirety as follows:
The information set forth or incorporated by reference in Items 2 and 6 of the Schedule 13D is incorporated by reference in this Item 5.
The aggregate percentage of shares of Class A Common Stock that the Reporting Persons may be deemed to beneficially own is determined in accordance with the rules of the SEC and is based on 80,189,841 shares of Class A Common Stock outstanding as of the date of this filing, which consists of 65,247,198 shares of Class A Common Stock outstanding as of March 4, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 18, 2022, and 14,942,643 shares of Class A Common Stock issued in exchange for the same number of LFG Class A Units beneficially owned by the Reporting Persons in the aggregate in connection with the Underwritten Offering.

CUSIP No. 03940F103	Page 17 of 24
(a) and (b)
As of the date of this filing, each of Ares Management LLC, Ares Management Holdings, Ares Holdco, Ares Management, Ares Voting, Ares Management GP and Ares Partners (collectively, the “Ares Management Entities”) beneficially own 1,877 shares of Class A Common Stock held directly by Ares Management LLC. The percentage of Class A Common Stock beneficially owned by each of the Ares Management Entities is less than 1% of the outstanding shares of Class A Common Stock as of the date of this filing. Each of the Ares Entities, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Class A Common Stock held by Ares Management LLC.
Other than as described in the immediately preceding paragraph, none of the Reporting Persons beneficially own any other shares of Class A Common Stock as a result of the Underwritten Offering.
(c) Except in connection with the Underwritten Offering, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.
(d) Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.
(e) As of March 25, 2022, none of the Reporting Persons hold or beneficially own shares of Class A Common Stock representing 5.0% or more of the outstanding shares of Class A Common Stock.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the 13D Filing is hereby amended to add the following:
The information set forth in Item 4 above is hereby incorporated by reference into this Item 6.
Item 7.  Material to be Filed as Exhibits.
The information contained in Item 7 of the 13D Filing is hereby amended and supplemented by adding the following:
15.
Underwriting Agreement, by and among the Issuer, Aria Renewable Energy Systems LLC, as the selling stockholder, Barclays Capital Inc. and Jefferies LLC (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on March 28, 2022).

CUSIP No. 03940F103	Page 18 of 24

16.	Form of Lock-Up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on March 28, 2022).
99.1	Joint Filing Agreement, dated as of March 28, 2022, by and among the Reporting Persons.

CUSIP No. 03940F103	Page 19 of 24
SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.
Date: March 28, 2022
Aria Renewable Energy Systems LLC

/s/ Noah Ehrenpreis
By: Noah Ehrenpreis
Its: Vice President

United States Power Fund III, L.P.
By: EIF US Power III, LLC, its general partner
By: Ares EIF Management, LLC, its managing member

/s/ Noah Ehrenpreis
By: Noah Ehrenpreis
Its: Vice President

EIF US Power III, LLC
By: Ares EIF Management, LLC, its managing member

/s/ Noah Ehrenpreis
By: Noah Ehrenpreis
Its: Vice President

EIF United States Power Fund IV, L.P.
By: EIF US Power IV, LLC, its general partner
By: Ares EIF Management, LLC, its managing member

/s/ Noah Ehrenpreis
By: Noah Ehrenpreis
Its: Vice President

CUSIP No. 03940F103	Page 20 of 24

EIF US Power IV, LLC
By: Ares EIF Management, LLC, its managing member

/s/ Noah Ehrenpreis
By: Noah Ehrenpreis
Its: Vice President

Ares EIF Management LLC

/s/ Noah Ehrenpreis
By: Noah Ehrenpreis
Its: Vice President

Ares Management LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Management Holdings L.P.
By: Ares Holdco LLC, its general partner

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Holdco LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

CUSIP No. 03940F103	Page 21 of 24

Ares Management Corporation

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Voting LLC
By: Ares Partners Holdco LLC, its sole member

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Management GP LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Partners Holdco LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory